Exhibit 12.1
EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Three months ended March 31, 2010

Earnings before fixed charges:
Income before allocation of noncontrolling interest and income from investments in unconsolidated subsidiaries	$34,150
Add: Interest expense	37,321
Depreciation expense on cap’d interest	406
Amortization of deferred financing costs	1,316

Earnings before fixed charges	$73,193

Fixed charges:
Interest expense	$37,321
Amortization of deferred financing charges	1,316
Capitalized interest	166

Fixed charges	38,803

Preferred share distributions	—
Preferred unit distributions	5,253

Combined fixed charges	$44,056

Ratio of earnings to fixed charges	1.89

Ratio of earnings to combined fixed charges	1.66